

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 2, 2017

<u>Via E-mail</u>
Patrik Wiedemann
Chief Executive Officer
HiClasst, Inc.
Smetanova 88/20
Retenice 415 03 Teplice
Czech Republic

> **Re:** **HiClasst, Inc.**
> **Amendment No 1. to Registration Statement on Form S-1**
> **Filed March 15, 2017**
> **File No. 333-215898**

Dear Mr. Wiedemann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2017 letter.

<u>General</u>

1.   Please disclose your response to comment 2, regarding your business plans, in your prospectus.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: David E. Price, Esq.
        David E. Price, P.C.